SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For July 12, 2024

QIWI plc

12 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	“QIWI Announces 2024 Annual General Meeting” press release dated July 12, 2024

99.2	Notice for the convocation of the Annual General Meeting of QIWI plc

99.3	Annex C to the Notice for the convocation of the Annual General Meeting of QIWI plc. Sample of the Board of Directors Nomination Form.

99.4	Annex D to the Notice for the convocation of the Annual General Meeting of QIWI plc. Directors & Officers Questionnaire.

99.5	Annex E to the Notice for the convocation of the Annual General Meeting of QIWI plc. Directors & Officers Questionnaire Confirmation Form.

99.6	Annex F to the Notice for the convocation of the Annual General Meeting of QIWI plc. Sample of Proxy to exercise discretion.

99.7	Annex G to the Notice for the convocation of the Annual General Meeting of QIWI plc. Sample of Proxy to vote under instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: July 12, 2024	By:	/s/ Alexey Mashchenkov
Chief Executive Officer